                                                              EXHIBIT 10 (b) (2)

                           FIRST QUARTERLY REPORT 2001

                           ---------------------------



         Note: Philips First Quarterly Report 2001 is incorporated by reference in this report on Form 20-F.

1st Quarterly report
April 17, 2001
Report on the performance of the Philips Group
--------------------------------------------------------------------------------
Key performance data for the period ending March 31 all amounts in millions of euros unless otherwise stated the data included in this report are unaudited

                                                           January to March
                                                         --------------------
                                                            2001         2000
                                                         -------      -------
Sales                                                      8,208        8,329

Income from operations, excl. amortization
   goodwill and other intangibles arising
   from acquisitions (Ebita)                                 412          716
As a % of sales                                              5.0          8.6

Income from operations                                       332          663
As a % of sales                                              4.0          8.0

Net income                                                   106        1,140
Per common share in euros                                   0.08         0.86

Cash flows before financing activities                    (1,184)         535

Income from operations,
   as a % of net operating capital (RONA)                   11.5         25.1
Net income,
as a % of stockholders equity (ROE)                          2.5         31.2
Net debt : group equity ratio                              17:83         4:96
Number of employees                                      219,399      229,341


PHILIPS REPORTS NET INCOME OF EUR 106 MILLION IN THE FIRST QUARTER OF 2001

Weakness in telecommunications and PC industries continues

     o    Net Income: EUR 106 million (EUR 0.08 per share)

     o    Sales declined 1%

     o    Income from operations: EUR 332 million (4.0% of sales)

     o Unconsolidated companies: a loss of EUR 73 million, as a result of lower operational income and higher goodwill and merger integration costs

     o One-time charge in the second quarter of approximately EUR 350 million; headcount reduction of more than 6,000


The rapid downturn in the telecommunications and PC industries that has affected the businesses of Royal Philips Electronics since December 2000, continued throughout the first quarter of 2001. Results at Components, Consumer Electronics and to a lesser extent Semiconductors, were especially impacted by this decline, the speed of which has been remarkable. Performance at Lighting, Domestic Appliances and Personal Care (DAP), and Medical Systems was solid, as expected.

Net Income in the first quarter amounted to EUR 106 million (EUR 0.08 per share) compared to EUR 1,140 million (EUR 0.86 per share) in the corresponding period of 2000. Included in income is an after tax gain of EUR 53 million from the sale of the Philips Broadcast Group to Thomson Multimedia. The first quarter of 2000 included a gain of EUR 526 million (EUR 0.40 per share) from the sale of a portion of the JDS Uniphase shares.

Sales in the first quarter came to EUR 8,208 million, a 1% decrease on the year before. Changes arising from

(de)consolidations had a neutral effect on balance. Currency fluctuations had a positive effect of 3%. Price erosion in the first quarter, at 6%, compares with 5% in the corresponding quarter in the year earlier. Volume growth in the first quarter of 2001 was 2%.

Income from operations excluding amortization goodwill and other intangibles in the first quarter was EUR 412 million (5% of sales). Income included an incidental gain of EUR 70 million related to the sale of Philips Broadcast activities to Thomson Multimedia, and EUR 25 million collected insurance payments at Semiconductors. Also included were charges for the write-off of components and inventory obsolescence at Consumer Communications of EUR 74 million, one-time acquisition related charges for ADAC at Medical Systems of EUR 20 million, and charges of EUR 37 million for various activities in Miscellaneous. Last year's first quarter included charges of EUR 82 million for various restructuring projects, and other incidental charges.

Income from Operations amounted to EUR 332 million compared to EUR 663 million in the first quarter of 2000. The goodwill related charges came to EUR 80 million compared to EUR 53 million in 2000. The increase related to charges for newly acquired companies in 2000 (MedQuist, ADAC and Optiva).

Financial income and expenses in the first quarter were EUR -84 million, compared to income of EUR 480 million last year. The first quarter of 2000 included an incidental gain on the sale of a portion of JDS Uniphase shares of EUR 526 million. Excluding this item, the financial income and expense amounted to EUR -46 million. The difference mainly relates to higher interest expenses.

Income tax charges in the first quarter have been determined at a tentative rate of 25%. This compares to 20% (excluding non taxable gain on the sale of JDS Uniphase shares) in last year's corresponding quarter.

Philips' income from operational results relating to unconsolidated companies amounted to a loss of EUR 10 million in the first quarter, versus a profit of EUR 153 million last year. Market weakness resulted in lower contributions from TSMC, and negative contributions from SSMC and LG.Philips LCD Co. Philips' share in the results of Atos Origin was included under income from operational results on a three month delay basis (i.e. relating to Atos Origin's 4th quarter 2000 performance), and included Philips' share of non-recurring merger integration costs of EUR 20 million.

Goodwill charges relating to unconsolidated companies amounted to EUR 63 million compared to EUR 18 million in the first quarter of 2000. The increase related to Philips' shareholdings in TSMC and Atos Origin.

The share of third-party minority interests in the income of Group companies amounted to EUR 7 million, compared to EUR 14 million in the first quarter of 2000.

Net income for the first quarter amounted to EUR 106 million (EUR 0.08 per share) versus EUR 1,140 million (EUR 0.86 per share) in 2000.


Accounting policies

Accounting policies applied are unchanged compared to the year 2000.


Segment reporting

On February 8, 2001 it was announced that the activities listed under Consumer Electronics Specialty Products would be reallocated within the Group. In the first quarter of 2001, the respective businesses have been moved as follows:

     o    Institutional TV and Accessories to Mainstream CE

     o    Broadband Networks to Digital Networks

     o Speaker Systems, Remote Control Systems, Creative Display Solutions, and Imaging to Components

     o    All remaining businesses to Miscellaneous

Prior year financials for the year 2000 in the sectors have been restated accordingly.


Sales and income from operations per sector

Sales in the Lighting sector totaled EUR 1,295 million, 6% ahead of the year before. Currency movements had a positive impact of 3% on sales. Volume growth was 7%, while prices were 4% lower, on average. The strongest sales growth was achieved by the business units Automotive & Special Lighting and Luminaires. Income from operations came to EUR 202 million, approximately the same level as last year. Margins remained strong at 15.5%, below the record 16.6% in the year earlier quarter.

Sales in Consumer Electronics totaled EUR 2,685 million, a decrease of 5% over the same quarter in 2000. Currency movements had a positive effect of 2% on nominal sales. Sales volume increased by 4%, while prices decreased on average by 10%; price erosion rose particularly in mobile phones. Sales of Mainstream CE products increased marginally, hampered by the slowdown in the U.S. market. Sales edged up in Branded Monitors, DVD Video and Audio Systems. Digital Networks recorded sharply lower sales of set-top boxes, in particular to U.S. cable operators. Sales in mobile handsets were impacted by the weakness in the telecommunications industry, particularly in Europe, caused by slowing consumer demand and adjustment of the excess inventories throughout the supply chain. Income from operations in Consumer Electronics turned from a profit of EUR 83 million in 2000 to a loss of EUR 99 million. The decrease was mainly attributable to Consumer Communications, which reported a loss of EUR 118 million, compared to a profit of EUR 24 million last year. Adjusted sales plans in Consumer Communications resulted in a write down of components and an obsolescence charge of EUR 74 million. Sales of handsets in Western Europe were significantly lower. By contrast, performance in Asia was positive, mainly driven by the Xenium product which has been well received in the region. Due to the sales shortfall, income from operations at Digital Networks ended the quarter at a loss of EUR 40 million, EUR 24 million lower than the loss of EUR 16 million of last year. Income in 2001 included a charge of EUR 3 million for write-off of inventories. In the first quarter, Mainstream CE reported a loss of EUR 39 million, compared to a loss of EUR 8 million in 2000. The performance was negatively impacted by the slowdown of the U.S. economy, which left both manufacturers and retailers with high inventory levels in the first few months of this year. License income in the first quarter increased with EUR 15 million to EUR 98 million.

Sales in the DAP sector totaled EUR 440 million, representing 15% growth. The consolidated sales of Optiva Corporation was the main driver for the uplift (12%). Price erosion was stable at 2%, while volume growth was 3%. Strong growth was posted in Eastern Europe, Brazil and China. This was partly countered by lower sales in North America, reflecting the weaker economy and slowing demand. Sales in Europe were stimulated by the launch, together with Douwe Egberts, of the Senseo Crema, a revolutionary new coffee-making system. Income from operations increased by approximately 18% to EUR 53 million, mainly driven by improvements in Body Beauty and Health, and the Oral Care business.

Sales in the Components sector totaled EUR 934 million, a decrease of 22% over the first quarter of 2000. Changes in consolidations had a negative effect of 7%, while currency movements positively impacted nominal sales by 3%. Average prices decreased by 7%, while sales volume decreased by 11%. Sales in the sector were strongly affected by the slowdown in the worldwide PC industry and telecommunications markets, affecting sales in monitor displays, optical storage modules and mobile display systems.

In the first quarter income of Components came to a loss of EUR 77 million, compared to a profit of EUR 100 million last year. All businesses showed a deterioration on last year. Within Display Components, this was caused by lower sales and high cost levels in relation to reduced activity levels. Generally weak conditions for the mobile market, resulting in price erosion and lower capacity utilization, caused lower results within Mobile Display Systems. Optical Storage was strongly influenced by the continued slowdown of the PC market. Income also deteriorated compared to last year, due to higher investments in New Business Creation and investment for e-business projects.

Sales in the Semiconductors sector came to EUR 1,420 million, an increase of 16% over the same quarter in the year earlier. The consolidation of MiCRUS and SMP (Malaysia) had a positive effect of 8% on nominal sales, in addition to a 4% positive currency effect. Price erosion was 6%, up from 3% last year, while volume growth came to 10%. Income from operations amounted to EUR 231 million, which is 4% lower than the EUR 241 million of last year. Income in the first quarter 2001 included collected insurance payments of EUR 25 million. Operating margin on revenues declined from 16.8% in the first quarter of last year, to 14.5% this year.

Sales in the Medical Systems sector totaled EUR 824 million, 44% up from the year earlier. The larger part of the increase relates to the consolidation of MedQuist and ADAC (33%). Additionally, sales were positively influenced by currency movements (5%). On a comparable basis, sales increased 6%, mainly caused by Europe and North America. Order intake, excluding the effect of the new consolidations, increased 21%, and was most significant in Magnetic Resonance. Income from operations in Medical Systems came to a small profit of EUR 1 million, compared to EUR 20 million last year. Higher goodwill charges of EUR 36 million, and one-time charges related to the acquisition of ADAC of EUR 20 million, mainly caused the deviation.

Sales in the Miscellaneous sector totaled EUR 610 million, a decrease of 8% over the year before. In the first quarter Philips' stake in NavTech has been increased from 50% to 80%, and the company has been consolidated as per January 1, 2001. The income of Miscellaneous came to EUR 21 million and included special charges of EUR 37 million for a number of items and the gain of EUR 70 million on the sale of parts of Philips Professional Broadcast group to Thomson Multimedia. Last year's income was a loss of EUR 23 million.

Income from operations in Unallocated was breakeven, compared to a loss of EUR 9 million last year.


Geographic developments

Geographically, sales growth was strong in North America (11% up), driven by sales of new consolidations (MedQuist, MiCRUS, ADAC and Optiva) and the appreciation of the U.S. dollar. On a comparable basis, sales were lower by 11%, affected by the slowdown of the U.S. economy. Sales in Asia Pacific ended 3% lower, particularly caused by lower supplies of Components to the depressed PC industry. European sales decreased 8%, mainly caused by the deconsolidation of Origin; on a comparable basis, sales were virtually flat. Latin America saw 5% growth.

Income from operations in the first quarter weakened in all regions except Asia Pacific. The weaker economic conditions in the U.S. affected the performance in North America, in particular at Components, Mainstream CE and Digital Networks. This resulted in a loss of EUR 115 million for this region, compared to a loss of EUR 10 million last year. Income in Europe amounted to EUR 253 million and was approximately half the amount of last year. The lower performance in Europe was almost entirely due to the losses recorded in Consumer Communications and Components, and the impact of the financial crisis in Turkey. Income in Latin America was at the same level as last year. With an increase in income of EUR 51 million, Asia Pacific came to a profit of EUR 185 million. All sectors, except Components contributed to the improvement; increases were particularly noticeable at Mainstream CE and at Semiconductors.


Cash flows and financing

The cash flow from operating activities in the first quarter amounted to a negative of EUR 349 million which was EUR 754 million lower than in the first quarter of last year. The variance was mostly related to the lower income, higher investment in working capital and the decrease in provisions.
Expressed as a percentage of sales, inventories at the end of the first quarter came to 15.6%, compared to 14.5% a year earlier. The biggest increases occurred at Digital Networks, Components, Semiconductors and Lighting.

Cash flow from investing activities in the first quarter totaled EUR 835 million, compared to a positive inflow of EUR 130 million in 2000. The deviation is mainly caused by the absence of proceeds from the sales of securities, while securities worth EUR 550 million were sold last year. An additional impact came from net capital expenditures (mainly in Components and Semiconductors), which were EUR 757 million, EUR 301 million higher than last year, though considerably lower than the EUR 1,248 million of the last quarter of 2000.

In the first quarter of 2001, the cash flow from financing activities amounted to an inflow of EUR 946 million, due to the impact of a EUR 1,108 million increase in short term debt levels, mostly resulting from the USD 2.5 billion Global Commercial Paper program, launched earlier in the year.

The net debt to group equity ratio amounted to 17:83 at the end March 2001, compared to a ratio of 4:96 at the end of the first quarter of last year.


Employees

The number of employees at the end of March 2001 totaled 219,399, unchanged from January 1, 2001, but approximately 10,000 less than March 31, 2000.


Outlook

We see no signs that the slowdown in economic activity in certain parts of the world, particularly the USA, is near its end. This will continue to cause low growth and high price erosion for some of the markets in which Philips is active. As a result, net income in the second quarter before special charges is likely to be negative. Capital expenditures have been cut back to EUR 2.5 billion and will be reduced further if needed.

Measures are being taken to bring costs in line with revenue levels, including a headcount reduction of between 6,000 and 7,000 people. During the course of the second quarter, detailed plans will be communicated, in particular with respect to structurally underperforming activities in Components, and Consumer Electronics. For the moment, we expect to take one-time pre-tax charges of approximately EUR 350 million in the second quarter. This will include a charge of approximately EUR 60 million for the disentanglement of the Display Components business in preparation for the joint venture with LG.


April 17, 2001
Royal Philips Electronics
Board of Management

Statements of income
all amounts in millions of euros unless otherwise stated
--------------------------------------------------------------------------------

Consolidated statements of income

                                                          January to March
                                                     -------------------------
                                                          2001            2000
                                                     ---------       ---------
Sales                                                    8,208           8,329

Income from operations, excl. amortization
   goodwill and other intangibles arising from
   acquisitions (Ebita)                                    412             716

Amortization goodwill and other intangibles                (80)            (53)

Income from operations                                     332             663

Financial income and expenses                              (84)            480
Income before taxes                                        248           1,143

Income taxes                                               (62)           (124)
Income after taxes                                         186           1,019

Results relating to unconsolidated companies:
o  income from operational results                         (10)            153
o  amortization goodwill and other intangibles             (63)            (18)
                                                           (73)            135

Minority interests                                          (7)            (14)


Net income                                                 106           1,140

Weighted average number of common shares outstanding during the period (after deduction of treasury stock)

o  shares in thousands                               1,282,674       1,331,020

Basic earnings per common share in euros:

o  net income                                             0.08            0.86

Diluted earnings per common share in euros:

o net income                                              0.08            0.85


Safe Harbor: Statement under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the Outlook paragraph. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Balance sheets and additional ratios
all amounts in millions of euros unless otherwise stated
--------------------------------------------------------------------------------

Consolidated balance sheets

                                               2001          2000          2000
                                          March 31,      Dec. 31,     March 31,
                                          ----------    ---------     ---------
Cash and cash equivalents                       907         1,089         2,579
Securities                                      124           111         1,499
Receivables                                   6,517         6,806         6,619
Inventories                                   5,905         5,279         4,785
Unconsolidated companies                      5,466         5,328         2,429
Other non-current financial
   assets                                     3,762         3,747           365
Non-current receivables                       2,657         2,713         2,113
Property, plant and equipment                 9,612         9,041         7,640
Intangible assets - net                       4,519         4,427         2,832
Total assets                                 39,469        38,541        30,861

Accounts payable and other
   liabilities                                8,205         8,818         8,203
Dividend payable                                462            --           399
Debt                                          5,394         4,027         3,288
Provisions                                    3,351         3,491         3,248
Minority interests                              483           469           365
Stockholders' equity                         21,574        21,736        15,358

Total liabilities and
   stockholders' equity                      39,469        38,541        30,861

Ratios
Stockholders' equity,
   per common share in euros                  16.85         16.93         11.55

Inventories as a % of sales                    15.6          13.9          14.5
Outstanding trade receivables,
   in months' sales                             1.6           1.5           1.6

Number of common shares
   outstanding at the end of period

o  shares in thousands                    1,280,198     1,283,895     1,329,965


Statements of cash flows
all amounts in millions of euros unless otherwise stated
--------------------------------------------------------------------------------

Consolidated statements of cash flows*

                                                             January to March
                                                          ---------------------
                                                            2001           2000
                                                         -------        -------
Cash flows from operating activities:
Net income                                                   106          1,140
Adjustments to reconcile net
   income to net cash provided by
   operating activities:
Depreciation and amortization                                588            502
Net gain on sale of investments                              (84)          (545)
Income from unconsolidated
   companies                                                 131           (153)
Minority interests                                             7              14
Increase in working capital                                 (810)          (555)
Decrease in non-current receivables                           87             80
(Decrease) increase in provisions                           (186)            70
Other items                                                 (188)          (148)

Net cash (used for) provided by
   operating activities                                     (349)           405

                                                             January to March
                                                          ---------------------
                                                            2001           2000
                                                         -------        -------
Cash flows from investing activities:
Net capital expenditures                                    (757)          (456)
(Purchase) proceeds from the sale
   of securities                                              (1)           550
(Purchase) proceeds of other
   non-current financial assets                               (3)           (45)
Proceeds from sale of businesses/
   (purchase of businesses)                                  (74)            81

Net cash (used for) provided by
   investing activities                                     (835)           130

Cash flows before financing
   activities                                             (1,184)           535

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.


Statements of cash flows (continued)
all amounts in millions of euros unless otherwise stated
--------------------------------------------------------------------------------

Consolidated statements of cash flows (continued)*

                                                           January to March
                                                        -----------------------
                                                           2001            2000
                                                        -------         -------
Cash flows before financing
activities                                              (1,184)            535

Cash flows from financing activities:
Increase (decrease) in debt                              1,108            (174)
Treasury stock transactions                              (162)            (173)
Capital repayment to shareholders                           --              --
Dividends paid                                              --              --

Net cash provided by (used for)
   financing activities                                    946            (347)

(Decrease) increase in cash and
   cash equivalents                                       (238)            188
Effect of changes in exchange rates
   and consolidations on cash positions                     56              60
Cash and cash equivalents at
   beginning of the period                               1,089           2,331

Cash and cash equivalents at end                           907           2,579
   of period

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Statements of changes in stockholders' equity
all amounts in millions of euros unless otherwise stated
--------------------------------------------------------------------------------

Consolidated statements of changes in stockholders' equity

                                                            January to March
                                                         ----------------------
                                                          2001            2000
                                                         ------          ------
Balance as of beginning of period                        21,736          14,757
Change in accounting policy:
o   product/process development costs
    inventories                                              --            (241)
o   derivatives                                              --              58
Exercise of convertible debentures                            1               6
Treasury stock transactions                                (162)           (173)
3% share reduction                                           --              --
Dividend accrual/payment                                   (462)           (399)
Net income for the period                                   106           1,140
Translation differences and other
(including deferred
   results on derivatives)                                  355             210

Balance as of end of period                              21,574          15,358


Product sectors
all amounts in millions of euros unless otherwise stated
--------------------------------------------------------------------------------

Segment revenues and income from operations

                                                            January to March
                         ----------------------------------------------------------------------------------------
                                            2001                                          2000
                         ------------------------------------------    ------------------------------------------
                                                 income                                        income
                                                 (loss)     as % of                            (loss)     as % of
                          segment                  from     segment     segment                  from     segment
                         revenues    Ebita   operations    revenues    revenues    Ebita   operations    revenues
                         --------    -----   ----------    --------    --------    -----   ----------    --------
Lighting                    1,307      204          202        15.5       1,237      207          205        16.6
Consumer Electronics*       2,740      (99)         (99)       (3.6)      2,875       83           83         2.9
DAP                           446       58           53        11.9         387       45           45        11.6
Components                  1,332      (77)         (77)       (5.8)      1,640      100          100         6.1
Semiconductors              1,592      257          231        14.5       1,435      266          241        16.8
Medical Systems               824       46            1         0.1         574       30           20         3.5
Origin                         --       --           --          --         400        9            1         0.3
Miscellaneous                 664       23           21         3.2         766      (17)         (23)       (3.0)
Unallocated                    --        0            0                      --       (7)                     (9)
Total                       8,905      412          332                   9,314      716          663
Intersegment revenues        (697)                                         (985)
Sales                       8,208                                         8,329
Income from operations
as a % of sales                                     4.0                                           8.0

* of which:
   Mainstream CE            2,073      (39)         (39)       (1.9)      1,982       (8)          (8)       (0.4)

                                                            January to March
                         ----------------------------------------------------------------------------------------
                                            2001                                          2000
                         ------------------------------------------    ------------------------------------------
                                                 income                                        income
                                                 (loss)     as % of                            (loss)     as % of
                          segment                  from     segment     segment                  from     segment
                         revenues    Ebita   operations    revenues    revenues    Ebita   operations    revenues
                         --------    -----   ----------    --------    --------    -----   ----------    --------
Consumer
    Communications            372     (118)        (118)      (31.7)        521       24           24         4.6
Digital Networks              203      (40)         (40)      (19.7)        278      (16)         (16)       (5.8)
Licenses                       92       98           98       106.5          94       83           83        88.3

Consumer Electronics        2,740      (99)         (99)       (3.6)      2,875       83           83         2.9


Geographic areas
all amounts in millions of euros unless otherwise stated
--------------------------------------------------------------------------------

Segment revenues and income from operations

                                                            January to March
                         ----------------------------------------------------------------------------------------
                                            2001                                          2000
                         ------------------------------------------    ------------------------------------------
                                                 income                                        income
                                                 (loss)     as % of                            (loss)     as % of
                          segment                  from     segment     segment                  from     segment
                         revenues    Ebita   operations    revenues    revenues    Ebita   operations    revenues
                         --------    -----   ----------    --------    --------    -----   ----------    --------

Netherlands                 2,921      221          220         7.5       3,553      291          282         7.9
Europe excl. Netherlands    4,879       34           33         0.7       4,508      251          248         5.5
USA and Canada              2,947      (37)        (115)       (3.9)      2,385       31          (10)       (0.4)
Latin America                 394        9            9         2.3         383        9            9         2.3
Africa                         32        0            0         0.0          28        0            0         0.0
Asia                        3,205      183          183         5.7       3,131      138          138         4.4
Australia and New
   Zealand                     70        2            2         2.9          91       (4)          (4)       (4.4)
Total                      14,448      412          332                  14,079      716          663
Interregional revenues     (6,240)                                       (5,750)
Sales                       8,208                                         8,329
Income from operations
   as a % of sales                                  4.0                                           8.0


Product sectors and main countries
all amounts in millions of euros unless otherwise stated
--------------------------------------------------------------------------------

Sales and total assets

                            Sales (to third parties)         Total assets*
                            ------------------------   -------------------------
                                January to March
                             ---------------------          2001            2000
                               2001           2000     March 31,       March 31,
                             ------         ------     ---------       ---------
Lighting                      1,295          1,226         3,076           2,972
Consumer Electronics          2,685          2,812         4,346           4,133
DAP                             440            381         1,116             749
Components                      934          1,204         5,795           5,650
Semiconductors                1,420          1,224         9,454           5,628

                            Sales (to third parties)         Total assets*
                            ------------------------   -------------------------
                                January to March
                             ---------------------          2001            2000
                               2001           2000     March 31,       March 31,
                             ------         ------     ---------       ---------
Medical Systems                 824            573         4,052           1,869
Origin                           --            248            --             686
Miscellaneous                   610            661         3,389           1,769
Unallocated                      --             --         8,241           7,405

Total                         8,208          8,329        39,469          30,861


Sales and total assets

                            Sales (to third parties)      Long-lived assets
                            ------------------------   -------------------------
                                January to March
                             ---------------------          2001            2000
                               2001           2000     March 31,       March 31,
                             ------         ------     ---------       ---------
Netherlands                     385            438         1,941           1,822
United States                 2,071          1,849         5,190           2,576
Germany                         709            795           733             625
France                          480            509           495             405
United Kingdom                  438            497           346             331
China (incl. Hong Kong)         639            579           909             681
Other countries               3,486          3,662         4,517           4,032

Total                         8,208          8,329        14,131          10,472

* Includes book value of unconsolidated companies and intangible assets

Philips quarterly statistics all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                               2000                                    2001
                            -------------------------------------  --------------------------------------
                              1st      2nd        3rd       4th      1st       2nd        3rd       4th
                            quarter  quarter    quarter   quarter  quarter   quarter    quarter   quarter
                            -------  -------    -------   -------  -------   -------    -------   -------
Sales                         8,239    9,155      9,371    11,007   8,208
   % increase                    22       25         21        15      (1)

Ebita                           716      779      1,016     2,112     412
   as % of sales                8.6      8.5       10.8      19.2     5.0
   % increase                    26       98        148       256     (42)

Income from operations          663      724        945     1,949     332
   as % of sales                8.0      7.9       10.1      17.7     4.0
   % increase                    21      127        168       267     (50)

Net income                    1,140    3,604      2,066     2,792     106
   % increase                   143    1,230        455       306     (91)
   per common share in euros   0.86     2.71       1.58      2.16    0.08


                           January-  January-  January-  January-  January-  January-   January-  January-
                              March     June  September  December     March      June  September  December
                           --------  --------  --------  --------  --------  --------   --------  --------
Sales                         8,329   17,484     26,855    37,862     8,208
   % increase                    22       24         23        20        (1)

Ebita                           716    1,495      2,511     4,623       412
   as % of sales                8.6      8.6        9.4      12.2       5.0
   % increase                    26       55         83       135       (42)

Income from operations          663    1,387      2,332     4,281       332
   as % of sales                8.0      7.9        8.7      11.3       4.0
   % increase                    21       60         91       144       (50)


                           January-  January-  January-  January-  January-  January-   January-  January-
                              March     June  September  December     March      June  September  December
                           --------  --------  --------  --------  --------  --------   --------  --------
   as a % of net operating
   capital (RONA)              25.1     25.3       27.4      35.7      11.5

Net income                    1,140    4,744      6,810     9,602       106
   % increase                   143      541        512       434       (91)
   as a % of stockholders'
   equity (ROE)                31.2     62.1       56.5      53.5       2.5
   per common share in euros   0.86     3.57       5.15      7.31      0.08



                                          Period ending 2000                             Period ending 2001
                               ------------------------------------------     ------------------------------------------
Inventories as % of            14.5     14.7       15.8      13.9    15.6
   sales
Average collection
   period
   of trade receivables
   in months' sales             1.6      1.6        1.6       1.5     1.6
Net debt: group equity         4:96        *       8:92     12:88   17:83
  ratio

Total employees (in             229      232        239       219     219
  thousands)

* Not meaningful: net cash exceeded the debt level.


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